EATON & VAN WINKLE LLP
3 Park Avenue
New York, NY 10016

Vincent J. McGill	Direct Dial: (212) 561-3604
Partner

October 22, 2012

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
ATTN:	Max Webb J. Nolan McWilliams

Re:	Air Industries Group, Inc. Amendment No. 1 to Form 10-12(g) Filed October 17, 2012 File No. 000-29245

Gentlemen:

On behalf of our client, Air Industries Group, Inc. (the “Registrant”), I am submitting this letter in connection with Amendment No.1 to the Company’s Form 10-12(g) filed on October 17, 2012.

You will note that the financial statements of Nassau Tool Works, Inc. for the year 2010 included in this filing have not been audited.  The Registrant believes this is appropriate because audits of such financial statements were not available, could not be produced in a timely fashion at a reasonable cost and, if required, the delay that would have resulted from waiting for completion of the audit might have interfered with the Registrant’s ability to purchase the assets of Nassau Tool Works. Historically, as a private company, Nassau Tools did not have its financial statements audited. As part of the process of completing the acquisition of the assets of Nassau Tools, the Registrant demanded that Nassau Tools provide an audit of its 2011 financial statements.  The Registrant determined not to make a similar request as to the 2010 financials as it understood that in the recent past Nassau Tool Works had been negotiating with another potential acquirer and that there were other potential bidders, capable of paying more than the Registrant, who were demanding two year financials as a condition to completing a deal with Nassau Tools. Thus, the Registrant believed it obtained a bidding advantage by limiting its request to audited financial statements for one year.

The Registrant has previously been a reporting company and its shares continue to trade publicly.  As such, the Registrant believes it is appropriate for it to make publicly available such information regarding its business and that of Nassau Tools as is available at reasonable cost. While the Registrant could have waited until it had completed an audit of Nassau Tools’ 2010 financials or until 2013 before filing a Form 10, it believes that, on balance, it was more appropriate to file the information available rather than continue to wait and allow its shares to trade without the benefit of such information.  When considering the advisability of delaying the filing until such time as the 2010 financials of Nassau Tools had been audited, the Registrant would like the staff to note that to complete the 2011 audit, Nassau Tools needed to make certain prior period adjustments to correct for items erroneously recorded in its earlier financial statements. Among these was an adjustment related to its inventory.  Based upon its evaluation of the financial systems of Nassau Tools during the course of its due diligence and discussion with Nassau Tools’ independent accountants, the Registrant concluded that it would be difficult, perhaps impossible and certainly time consuming and expensive, to complete an audit of Nassau Tools financial statements for 2010.

Securities and Exchange Commission
October 22, 2012
Page -2-

Based upon the above the Registrant respectfully requests that it be permitted to proceed with the registration of its common stock under the Securities Exchange Act without providing audited financial statements of Nassau Tools for 2010.

Please direct any comments you may have to me at the number set forth above, or in my absence to Mark Orenstein at 212 561-3638, or by fax at 212 779-9928.

Very truly yours, /s/ Vincent J. McGill Vincent J. McGill